Exhibit 99.1

 Shopify Completes Offering of Class A Subordinate Voting Shares
Including Full Exercise of Over-Allotment Option

Ottawa, Canada – May 12, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has completed its previously announced offering of Class A subordinate voting shares (the “Offering”) at a price to the public of US$700 per share. An aggregate of 2,127,500 Class A subordinate voting shares, which includes the full exercise of the over-allotment option of 277,500 Class A subordinate voting shares, were sold by Shopify for aggregate gross proceeds, before underwriting discounts and offering costs, of US$1,489,250,000.

Shopify expects to use its net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

Citigroup and Credit Suisse acted as Book-running Managers, and National Bank Financial Inc. acted as Co-Manager.

The Class A subordinate voting shares were offered in each of the provinces and territories of Canada, other than Québec, by way of a prospectus supplement dated May 7, 2020 to Shopify’s short form base shelf prospectus dated August 3, 2018 (the “Base Shelf Prospectus”). The Class A subordinate voting shares were also offered in the United States pursuant to a prospectus supplement to Shopify’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. Copies of the Canadian prospectus supplements and the Base Shelf Prospectus can be found on SEDAR at www.sedar.com, and copies of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com; or Credit Suisse Securities (Canada), Inc., Attention: Olivier Demet, 1 First Canadian Place, Suite 2900, Toronto, Ontario M5X 1C9, Telephone: 416-352-4749 or e-mail: olivier.demet@credit-suisse.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements with regard to Shopify’s proposed use of proceeds from the Offering. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceeds of the offering will be used on the terms described. Allocation of the proceeds of the Offering is subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Senior Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Sheryl So Senior Communications Lead 416-238-6705 x 302 press@shopify.com
SOURCE: Shopify